Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,759,673	3,828,419	3,788,203	3,871,562
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,847,760	3,941,184	3,892,459	3,974,208
Net earnings	$1,589,127	$1,402,672	$4,596,122	$4,128,234
Earnings per share - basic	$0.42	$0.37	$1.21	$1.07
Earnings per share - diluted	$0.41	$0.36	$1.18	$1.04